SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 October 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Minority interest in Avendra to be sold dated 16 October 2017

Exhibit No: 99.1

16th October, 2017

InterContinental Hotels Group PLC

Minority Interest in Avendra to be sold

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces that the owners of Avendra, LLC ("Avendra"), a North American hospitality procurement services provider, have reached a binding agreement to sell Avendra to Aramark (NYSE:ARMK) for $1,350 million.

IHG was a founding shareholder in Avendra and has a 6.3% minority interest with a book value of $2.1m, but has not been an active user of its services in recent years. On completion of the transaction IHG expects to receive gross cash proceeds of approximately $74m, with estimated post tax proceeds of $44m. In addition, IHG will no longer receive an annual dividend distribution from Avendra, this has averaged $3.5m over the past two years.

The transaction is subject to Antitrust clearance and satisfaction of other customary closing conditions. The parties expect the transaction to close before year-end.

-Ends-

For further information
Investor relations (Catherine Dolton; Tom Yates):                 +44 (0)1895 512176                 +44 (0)7808 098724
Media relations (Yasmin Diamond; Mark Debenham):          +44 (0)1895 512097                 +44 (0)7527 424046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,200 hotels and nearly 780,000 guest rooms in almost 100 countries, with more than 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	16 October 2017